Shareholder Meeting (Unaudited)

December 31, 2002

On December 16, 2002 a Special Meeting of the shareholders of the Gartmore Global Technology and Communications Fund (the "Fund") was held. The matters considered at the meeting, together with the actual vote tabulations relating to such matters are as follows:

Issue 1:

To amend the Fund's fundamental policy regarding industry concentration to permit the Fund to concentrate its investments in issuers in technology and/or communications industries. These industries include: hardware and equipment; information technology; software; consulting and services; consumer electronics; defense technology; broadcasting; and communication equipment.

For		Against		abstain

3,205,370	193,877		193,840


Issue 2:

To amend the Fund's fundamental policy regarding diversification to change the Fund from a "diversified" to a "non-diversified" fund.

For		Against		abstain

3,102,319	246,630		244,138